Exhibit 97

GALECTIN THERAPEUTICS INC.
CLAWBACK POLICY

1. Introduction

The Board of Directors (the “Board”) of Galectin Therapeutics Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and foster a culture of business ethics, integrity and accountability, and that, among other purposes, reinforces the Company’s incentive compensation philosophy.

The Board has therefore adopted this policy to provide for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with applicable financial reporting requirements under the federal securities laws (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

2. General Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Company’s Compensation Committee of the Board, in which case references herein to the Board shall be deemed to be references to the Compensation Committee of the Board. Any determinations made by the Board in respect to this Policy, or to matters as to this Policy’s amendment, enforcement, or otherwise, shall be final and binding on all individuals affected by this Policy and any related procedures carried out by the Company’s executive officers in connection with this Policy.

3. Applicability

This Policy applies to the Company’s (i) current and former Executive Officers1, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, and (ii) such other senior executives or employees who may from time to time be deemed subject to this Policy by the Board in its sole discretion ((i) and (ii) collectively, the “Covered Persons”).

Subsequent changes in a Covered Person’s employment status, including retirement or termination of employment, do not affect the Company’s rights to recover Incentive Compensation pursuant to this Policy.

1 For purposes of clarity, “Executive Officers” shall include the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, and any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed Executive Officers of the Company if they perform such policy-making functions for the Company.

4. Recoupment; Accounting Restatement

If the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with financial reporting requirements under the federal securities laws2 (without regard to any fault or misconduct relating to the Covered Person), then, the Board shall require prompt reimbursement or prompt forfeiture, as applicable, of any excess Incentive Compensation received by a Covered Person:

(i) After beginning service as an Executive Officer (or after otherwise being deemed subject to this Policy by the Board pursuant to Section 3(ii) of this Policy);

(ii) Who served as an Executive Officer at any time during the performance period for that Incentive Compensation (or who otherwise was deemed a Covered Person pursuant to Section 3(ii) of this Policy at any time during the performance period for that Incentive Compensation);

(iii) While the Company has a class of securities listed on a national securities exchange or a national securities association; and

(iv) During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement or during any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

The Company’s obligation to recover excess Incentive Compensation is not dependent on if or when the restated financial statements are filed.

5. Incentive Compensation; Financial Reporting Measures

For purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure.3

Incentive Compensation includes (but is not limited to):

•	Annual bonuses and other short- and long-term cash incentives;

•	Stock options;

•	Stock appreciation rights;

•	Restricted stock;

•	Restricted stock units;

•	Performance shares; and

2 Such required accounting restatements include restatements that correct errors that are material to previously issued financial statements, as well as restatements that correct errors that are not material to previously issued financial statements but would result in a material misstatement if the errors were left uncorrected in the current report or the error correction was recognized in the current period.
3 Equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or exclusively based on subjective goals or goals unrelated to Financial Reporting Measures, do not constitute Incentive Compensation.

•	Performance units.

For purposes of this Policy, “Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measure that is derived wholly or in part therefrom.

Financial Reporting Measures include (but are not limited to):

•	Company stock price;

•	Total shareholder return;

•	Revenues;

•	Net income;

•	Earnings before interest, taxes, depreciation and amortization, EBITDA, or adjusted EBITDA;

•	Funds from operations;

•	Liquidity measures, such as working capital or operating cash flow;

•	Return measures, such as return on invested capital or return on assets; and

•	Earnings measures, such as earnings per share.

Incentive Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the compensation award is attained, even if the payment or grant of the compensation occurs after the end of that period.

In addition, the date on which the Company is required to prepare an accounting restatement will be deemed to have occurred on the earlier of (A) the date the Board concludes or reasonably should have concluded that the Company’s previously issued financial statements contain a material error, and (B) the date a court, regulator, or other legally authorized body directs the Company to restate its previously issued financial statements to correct a material error.

6. Excess Incentive Compensation: Amount Subject to Recovery

The amount of Incentive Compensation to be recovered shall be the excess of the Incentive Compensation paid to the Covered Person, which excess was based on, and that is determined by the Board to have been, the erroneous information that caused or substantially caused the Company’s material noncompliance with the applicable financial reporting requirements under the federal securities laws, over the Incentive Compensation that would have been paid to the Covered Person had the Incentive Compensation been based on the restated financial statements results.

The amount of excess Incentive Compensation to be recovered shall be computed without regard to any taxes paid.

If the Board cannot so determine the amount of excess Incentive Compensation received by the Covered Person directly from, or as a consequence of, the information in the accounting restatement, then, the Board shall make its determination based on a reasonable estimate of the effect of the accounting restatement in light of all relevant facts and circumstances. For Incentive Compensation based in part of whole on stock price or measures of shareholder return, excess Incentive Compensation will be calculated in such manner as the Board deems appropriate in its sole discretion under the circumstances.

In no event shall the Company be required to award Covered Persons an additional payment if the restated or accurate financial results would have resulted in a higher Incentive Compensation payment.

7. Method of Recoupment

The Board shall determine, in its sole discretion and not inconsistent with applicable law, the method or methods for recouping Incentive Compensation hereunder, which, in the circumstances, may include, without limitation:

(a) mandating reimbursement of cash Incentive Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Person;

(d) cancelling outstanding vested or unvested equity awards; and

(e) taking any other remedial and recovery action not disallowed by applicable law, as determined by the Board.

8. No Indemnification

The Company shall not indemnify any Covered Persons against the loss of any incorrectly awarded Incentive Compensation.

9. Cooperation

Covered Persons agree to facilitate the Company’s compliance with its disclosure obligations related to this Policy in accordance with the requirements of the federal securities laws, SEC rules, regulations, or standards, and applicable stock exchange listing rules.

10. Interpretation

Consistent with Section 2 of this Policy, the Board shall be authorized to construe and interpret this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy in accordance with the Company’s constitutional documents.

This Policy memorializes the Board’s intention that this Policy be interpreted in a manner that is consistent with Section 10D of the Exchange Act and any applicable rules, regulations, or standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) and any national securities exchange on which the Company’s securities are listed.

11. Effective Date

This Policy shall be effective as of the date it is duly adopted by the Board (the “Effective Date”) and shall apply to all Incentive Compensation that is approved, awarded or granted to Covered Persons on or after October 2, 2023.

12. Amendment; Termination

Consistent with Section 2 of this Policy, the Board may amend this Policy from time to time in its sole discretion and shall amend this Policy as the Board deems necessary or proper to comply with federal securities laws, SEC rules, regulations, or standards, and applicable stock exchange listing rules. The Board may, but is not required to, reassess the terms of this Policy on a yearly basis as part of the Company’s analysis of material risks. The Board may terminate this Policy at any time.

13. Other Recoupment Rights

The Board intends that this Policy shall be applied to the fullest extent of the law. If a Covered Person fails to repay Incentive Compensation that is owed to the Company under this Policy, the Company shall take all appropriate action to recover such owed amount from the Covered Person, and the Covered Person shall also be required to reimburse the Company for all expenses (including legal expenses) incurred by the Company in recovering such owed amount.

The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Person to agree to abide by the terms of this Policy.

Any right of recoupment under this Policy is in addition to, and not in lieu of, (i) any other remedies or rights of recoupment that may be possibly available to the Company pursuant to the terms of any applicable provisions in any employment agreement, equity award agreement, equity incentive plan or other arrangement or agreement and (ii) any other equitable or legal remedies available to the Company.

14. Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board, in accordance with Rule 10D-1 of the Exchange Act and the applicable listing standards of the national securities exchange on which the Company’s securities are listed.

15. Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators, or other legal representatives to the extent consistent with relevant law.